

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 20, 2016

Via E-mail
Michael C. Forman
President and Chief Executive Officer
FS Real Estate Credit Income Trust, Inc.
201 Rouse Boulevard
Philadelphia, PA 19112

Re: **FS Real Estate Credit Income Trust, Inc.**
Draft Registration Statement on Form S-11
Submitted November 23, 2016
CIK No. 377-01430

Dear Mr. Forman:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please revise the registration statement to include all information required by Form S-11 and complete all blanks in the registration statement, subject to applicable exemptions. Please note that we will require sufficient time to review such information and may have additional comments once the registration statement is complete. In addition, please provide draft copies of your legal and tax opinions for our review if you are not in a position to file them with the next amendment.

2. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales

materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

3.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

4.   We note that you have included disclosure indicating that you may invest in subordinated and mezzanine commercial real estate mortgage loans and commercial real estate related securities. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

5.   Please provide us with a detailed legal analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions. Please note that we will refer your response to the Office of Mergers and Acquisition for further review.

6.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

7.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by

Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

8. We note your disclosure on page 15 with respect to the capital contributions by FS Real Estate Advisor and Rialto. Please revise your disclosure to provide the information required by Item 506 of Regulation S-K or tell us why the information is not material.

Prospectus Cover page

9. We note your last risk factor disclosure on page 37 with respect to the limitations on the transferability of the securities being registered. Please revise your disclosure here to so state. Refer to Item 1(b) of Form S-11.

10. We note your disclosure that you will file a prospectus supplement disclosing your NAV per share for each share class for each business day in the preceding month and that you will file an amendment to the registration statement on or before such time as the most recent offering price per share of any class of your common stock represents a 20% change from the per share price. Please revise your disclosure here and in the Q&A section on page 5 that you will file a prospectus supplement at any time there has been a significant (between 5% and 20%) move from the last NAV disclosed since the last monthly update.

11. Please confirm that the monthly pricing supplement will prominently disclose that the website may have more recent pricing information.

12. We note your disclosure on page 1 that as a perpetual-life, publicly-offered REIT you may consider a liquidity event at any time in the future, but are not obligated by your charter or otherwise to effect a liquidity event at any time. Please revise your risk factor bullet points to disclose that you have no requirement to ever provide liquidity.

How is an investment in shares of your common stock different from investing in a listed REIT, page 2

13. We note your disclosure with respect to the valuations of your investments based on your share pricing policy. Please revise to include the limitations of such estimates or make cross references to relevant risk factor disclosure. Please also balance the disclosure to explain that your shares remain subject to the risk of declining values relating to the company and its investments and as described on page 42.

How is an investment in shares of your common stock different from traditional non-listed REITs, page 2

14. Please tell us how your repurchase plan is less restrictive than traditional non-listed REITs.

Prospectus Summary

Structure, page 16

15.   Please update the organizational chart to include the percentage ownership of the company held by the parties identified.

Management, page 77

16.   Please provide separate disclosure regarding the significant employees of your advisor, or advise us why no such disclosure is material to stockholders. Please refer to Item 401(c) of Regulation S-K.

The Advisory Agreement, page 82

17.   On page 82 you state that the company will reimburse the adviser for "our allocable portion of expenses incurred by FS Real Estate Advisor in performing its obligations under the advisory agreement, including the allocable portion of the cost of our officers and their respective staffs determined under the advisory agreement." Disclosure on page 84 appears to indicate that this reimbursement provision would exclude employees of your advisor that are controlling persons of the advisor. We also note disclosure on page 22 indicating that you "will not reimburse our adviser or the sub-adviser for administrative costs allocated to employees to the extent that such employees also serve as our executive officers." Please revise to ensure consistency.

18.   The current description of the performance fee is complex and difficult to follow. Please revise to provide an example illustrating how the fee will be calculated.

Compensation, page 89

19.   We note your disclosure that you entered into an advisory agreement with an advisor that will be reimbursed for organization and offering expenses that it pays directly. Please disclose the total amount of organization and offering costs the advisor has incurred on your behalf to date. Please include similar disclosure in your financial statements when prepared.

Plan of Operation, page 103

20.   Please tell us and revise your disclosures to include your intended accounting policy related to the annual distribution and stockholder servicing fees associated with your Class T shares. Your policy should address when a liability is recorded and your basis in GAAP for such treatment. Reference is made to paragraph 36 of CON 6. Please include similar disclosure in your financial statements when prepared.

Net Asset Value Calculation and Valuation Guidelines, page 114

NAV and NAV Per Share Calculation, page 117

21.   We note your disclosure that your adviser will calculate the value of your investments based upon values received from various sources, including from your "[independent valuation advisor][independent valuation services]." You further indicate in bracketed disclosure that your "adviser will be responsible for information received from third parties, other than [your] independent valuation advisor…" Please confirm that you will identify your independent valuation advisor at such time as you have entered into an agreement with the advisor. Also tell us what consideration you have given to identifying the independent valuation advisor as an expert and filing its consent as an exhibit to the registration statement. In this regard, please tell us whether any of the quantitative NAV disclosures will be expertised. Refer to Section 7(a) and Rule 436 of the Securities Act.

22.   We refer to the hypothetical calculation on page 118. Please revise the table to provide a breakdown of how the net asset value would be calculated. Your enhanced disclosure should include, but not be limited to, a discussion of how you will treat ongoing periodic stockholder servicing fees in the calculation of NAV. In this regard, we note your disclosure on page 117 that "changes in [your] daily NAV will reflect factors including, but not limited to, interest expense and unrealized/realized gains (losses) on assets…" Also, please revise the hypothetical calculation to include the Class [•] shares that will be issued in the private placement to certain individuals and entities affiliated with FS Real Estate Advisor and Rialto or tell us why the information is not material.

23.   Please provide us with your template for future NAV calculation on a supplemental basis.

Appendix B: Form of Subscription Agreement, page B-1

24.   It appears that Appendix B is presented in a graphic or image file and it is difficult to read the text. Please refile this exhibit and ensure it is legible as contemplated by Rule 304(e) of Regulation S-T.

Michael C. Forman
FS Real Estate Credit Income Trust, Inc.
December 20, 2016
Page 6

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or Kim McManus at (202) 551-3215 with any other questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief, Office of
Real Estate and Commodities

Cc: Rosemarie A. Thurston, Alston & Bird LLP